Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2017 and June 30, 2016

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2017	2016	2017	2016

Revenue	15	$77,335	$51,457	$145,880	$112,524
Cost of sales excluding depreciation and amortization	16	55,173	42,956	106,579	84,014
Depreciation and amortization		8,893	4,136	17,332	9,932
Mine operating margin		13,269	4,365	21,969	18,578

Other expenses/(income)
Exploration expense		308	539	980	981
General and administrative		1,953	8,645	9,945	15,867
Finance expense, net	17	2,354	2,730	5,147	4,836
Other income		(120)	(2,784)	(294)	(2,862)
(Gain)/loss on fair value of financial instruments, net	4	(4,907)	18,071	(7,405)	20,278
Loss on conversion of 7% Convertible Debentures, net	10	—	—	165	—
Net income/(loss) and comprehensive income/(loss)		$13,681	$(22,836)	$13,431	$(20,522)
Net loss attributable to non-controlling interest		(202)	(802)	(622)	(539)
Net income/(loss) attributable to Golden Star shareholders		$13,883	$(22,034)	$14,053	$(19,983)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	14	$0.04	$(0.08)	$0.04	$(0.08)
Diluted	14	$0.02	$(0.08)	$0.03	$(0.08)
Weighted average shares outstanding-basic (millions)		376.2	273.1	367.7	259.9
Weighted average shares outstanding-diluted (millions)		444.8	273.1	439.0	259.9
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	June 30, 2017	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$25,899	$21,764
Accounts receivable		6,429	7,299
Inventories	5	45,110	44,381
Prepaids and other		5,411	3,926
Total Current Assets		82,849	77,370
RESTRICTED CASH		6,493	6,463
MINING INTERESTS	6	233,289	215,017
Total Assets		$322,631	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$86,242	$92,900
Derivative liabilities	4	2,174	2,729
Current portion of rehabilitation provisions	8	4,828	5,515
Current portion of deferred revenue	9	17,828	19,234
Current portion of long term debt	10	8,134	15,378
Current portion of other liability	13	8,634	2,073
Total Current Liabilities		127,840	137,829
REHABILITATION PROVISIONS	8	71,659	71,867
DEFERRED REVENUE	9	99,899	94,878
LONG TERM DEBT	10	86,008	89,445
LONG TERM DERIVATIVE LIABILITY	4	5,891	15,127
LONG TERM OTHER LIABILITY	13	3,898	10,465
Total Liabilities		395,195	419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	11	780,261	746,542
CONTRIBUTED SURPLUS		34,908	33,861
DEFICIT		(818,898)	(832,951)
Deficit attributable to Golden Star shareholders		(3,729)	(52,548)
NON-CONTROLLING INTEREST		(68,835)	(68,213)
Total Deficit		(72,564)	(120,761)
Total Liabilities and Shareholders' Equity		$322,631	$298,850
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2017	2016	2017	2016

OPERATING ACTIVITIES:
Net income/(loss)		$13,681	$(22,836)	$13,431	$(20,522)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		8,902	4,141	17,346	9,942
Share-based compensation	13	(1,273)	5,396	3,442	9,740
Gain on fair value of embedded derivatives	4	(4,036)	—	(7,167)	—
Loss on fair value of 5% Convertible Debentures	4	134	15,677	317	15,166
Recognition of deferred revenue	9	(3,096)	(2,831)	(6,385)	(5,606)
Proceeds from Royal Gold stream	9	—	20,000	10,000	20,000
Reclamation expenditures	8	(1,503)	(1,169)	(2,994)	(2,701)
Other	20	1,389	915	3,933	4,041
Changes in working capital	20	(3,116)	(13,170)	(11,403)	(23,009)
Net cash provided by operating activities		11,082	6,123	20,520	7,051
INVESTING ACTIVITIES:
Additions to mining properties		(237)	(348)	(392)	(612)
Additions to plant and equipment		(145)	—	(145)	—
Additions to construction in progress		(17,925)	(22,659)	(34,473)	(38,309)
Change in accounts payable and deposits on mine equipment and material		787	234	(906)	(6,056)
Increase in restricted cash		—	—	(29)	—
Net cash used in investing activities		(17,520)	(22,773)	(35,945)	(44,977)
FINANCING ACTIVITIES:
Principal payments on debt	10	(514)	(2,355)	(1,360)	(4,626)
Proceeds from debt agreements	10	10,000	—	10,000	3,000
5% Convertible Debentures repayment	10	(13,611)	(1,701)	(13,611)	(1,701)
Shares issued, net	11	(3)	13,706	24,521	13,706
Exercise of options		10	16	10	16
Net cash (used in)/provided by financing activities		(4,118)	9,666	19,560	10,395
(Decrease)/increase in cash and cash equivalents		(10,556)	(6,984)	4,135	(27,531)
Cash and cash equivalents, beginning of period		36,455	14,561	21,764	35,108
Cash and cash equivalents, end of period		$25,899	$7,577	$25,899	$7,577
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Shares issued	22,750,000	15,015	—	—	—	15,015
Shares issued under DSUs	39,744	9	(9)	—	—	—
Shares issued under options	40,169	25	(9)	—	—	16
Options granted net of forfeitures	—	—	475	—	—	475
Deferred share units granted	—	—	217	—	—	217
Issue costs	—	(1,309)	—	—	—	(1,309)
Net loss	—	—	—	(19,983)	(539)	(20,522)
Balance at June 30, 2016	282,727,008	$709,295	$33,286	$(813,287)	$(66,636)	$(137,342)

Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued (see Note 11)	40,809,502	35,682	—	—	—	35,682
Shares issued under options	23,750	16	(6)	—	—	10
Options granted net of forfeitures	—	—	822	—	—	822
Deferred share units granted	—	—	178	—	—	178
Performance and restricted share units granted	—	—	53	—	—	53
Share issue costs	—	(1,979)	—	—	—	(1,979)
Net income/(loss)	—	—	—	14,053	(622)	13,431
Balance at June 30, 2017	376,189,702	$780,261	$34,908	$(818,898)	$(68,835)	$(72,564)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 and 2016
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”), the Prestea open-pit mining operations and the Prestea underground development project located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on August 1, 2017.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. As a result of the adoption of IAS 7, the Company has included additional disclosure on non-cash changes of debt amounts in Note 20.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2017 and December 31, 2016:

		June 30, 2017		December 31, 2016
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$—	$—	$13,294	$13,294
Warrants	2	2,174	2,174	2,729	2,729
7% Convertible Debentures embedded derivative	3	5,891	5,891	15,127	15,127
There were no non-recurring fair value measurements of financial instruments as at June 30, 2017.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2017, there were no transfers between the levels of the fair value hierarchy.

(Gain)/loss on fair value of financial instruments in the Statement of Operations includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Loss on fair value of 5% Convertible Debentures	$134	$15,677	$317	$15,166
Gain on repurchase of 5% Convertible Debentures	—	(454)	—	(454)
(Gain)/loss on fair value of warrants	(1,005)	853	(555)	1,984
Gain on fair value of 7% Convertible Debentures embedded derivative	(4,036)	—	(7,167)	—
Unrealized loss on non-hedge derivative contracts	—	1,475	—	2,729
Loss on settled derivative contracts	—	520	—	853
	$(4,907)	$18,071	$(7,405)	$20,278

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
On May 26, 2017, $13.6 million principal and $0.3 million interest was paid in full settlement of the 5% Convertible Debentures.
The debt component of the 5% Convertible Debentures was valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation was the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used was determined by adding our risk premium to the risk free interest rate. A market-based volatility rate was applied to the fair value computation.
The following table presents the changes in the 5% Convertible Debentures for the six months ended June 30, 2017:

Fair value
Balance, December 31, 2016	$13,294
Repayment	(13,611)
Loss in the period included in earnings	317
Balance, June 30, 2017	$—
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Warrants
Risk-free interest rate	1.1%	0.8%
Expected volatility	76.5%	82.6%
Remaining life (years)	2.1	2.6
The following table presents the fair value changes in the warrants for the six months ended June 30, 2017:

Fair value
Balance, December 31, 2016	$2,729
Gain in the period included in earnings	(555)
Balance, June 30, 2017	$2,174

7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at June 30, 2017 and December 31, 2016 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2017	December 31, 2016
Embedded derivative
Risk-free interest rate	2.3%	1.7%
Risk premium	9.2%	12.9%
Borrowing costs	15.0%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	4.1	4.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the six months ended June 30, 2017:

Fair value
Balance, December 31, 2016	$15,127
Gain on conversions	(2,069)
Gain in the period included in earnings	(7,167)
Balance, June 30, 2017	$5,891
If the risk premium increases by 5%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.1 million at June 30, 2017.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2017	December 31, 2016
Stockpiled ore	$21,688	$23,833
In-process ore	3,739	5,008
Materials and supplies	18,887	14,824
Finished goods	796	716
Total	$45,110	$44,381
The cost of inventories expensed for the six months ended June 30, 2017 and 2016 was $98.8 million and $78.2 million, respectively.
$1.3 million and $2.9 million of net realizable value adjustments were recorded for stockpiled ore in the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016 - $nil).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2016	$461,438	$746,657	$131,409	$1,339,504
Additions	145	392	32,238	32,775
Transfers	17,286	35,401	(52,687)	—
Capitalized interest	—	—	2,235	2,235
Change in rehabilitation provision estimate	—	1,477	—	1,477
Disposals and other	(6,930)	—	(390)	(7,320)
As of June 30, 2017	$471,939	$783,927	$112,805	$1,368,671

Accumulated depreciation
As of December 31, 2016	$431,698	$692,789	$—	$1,124,487
Depreciation and amortization	6,277	11,295	—	17,572
Disposals and other	(6,677)	—	—	(6,677)
As of June 30, 2017	$431,298	$704,084	$—	$1,135,382

Carrying amount
As of December 31, 2016	$29,740	$53,868	$131,409	$215,017
As of June 30, 2017	$40,641	$79,843	$112,805	$233,289
As at June 30, 2017, equipment under finance leases had net carrying amounts of $0.8 million. The total minimum lease payments are disclosed in Note 10 - Debt.
No depreciation is charged to construction in progress assets. For the six months ended June 30, 2017, the general capitalization rate for borrowing costs was 7%.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2017	December 31, 2016
Trade and other payables	$45,000	$48,591
Accrued liabilities	33,069	35,998
Payroll related liabilities	8,173	8,311
Total	$86,242	$92,900

8. REHABILITATION PROVISIONS
At June 30, 2017, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $83.4 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Beginning balance	$77,382	$79,685
Accretion of rehabilitation provisions	622	1,368
Changes in estimates	1,477	1,856
Cost of reclamation work performed	(2,994)	(5,527)
Balance at the end of the period	$76,487	$77,382

Current portion	$4,828	$5,515
Long term portion	71,659	71,867
Total	$76,487	$77,382
9. DEFERRED REVENUE
During the six months ended June 30, 2017, the Company sold 11,010 ounces of gold to RGLD Gold AG ("RGLD"). Revenue recognized on the ounces sold to RGLD during the six months ended June 30, 2017 consisted of $2.7 million of cash payment proceeds and $6.4 million of deferred revenue recognized in the period (see Note 15). The Company has delivered a total of 41,375 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Beginning balance	$114,112	$65,379
Deposits received	10,000	60,000
Deferred revenue recognized	(6,385)	(11,267)
Balance at the end of the period	$117,727	$114,112

Current portion	$17,828	$19,234
Long term portion	99,899	94,878
Total	$117,727	$114,112

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30, 2017	December 31, 2016
Current debt:
Equipment financing credit facility	$192	$931
Finance leases	698	1,153
Ecobank Loan III	1,111	—
5% Convertible Debentures at fair value (see Note 4)	—	13,294
Vendor agreement	6,133	—
Total current debt	$8,134	$15,378
Long term debt:
Equipment financing credit facility	$96	$188
Finance leases	731	806
Ecobank Loan III	8,398	—
7% Convertible Debentures	41,557	47,617
Royal Gold loan	18,655	18,496
Vendor agreement	16,571	22,338
Total long term debt	$86,008	$89,445

Current portion	$8,134	$15,378
Long term portion	86,008	89,445
Total	$94,142	$104,823
5% Convertible Debentures
On May 26, 2017, $13.6 million principal and $0.3 million interest was paid in full settlement of the 5% Convertible Debentures.
7% Convertible Debentures
A total of 9,445,552 shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures during the first quarter of 2017. The Company recorded a net loss on conversions of $0.2 million. The Company also made make-whole interest payments of $1.4 million as a result of the conversions. There were no conversions during the second quarter of 2017. As at June 30, 2017, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Beginning balance	$47,617	$—
Principal value of debt issued	—	65,000
Embedded derivative fair value at debt issuance	—	(12,259)
Transaction costs	—	(2,271)
Conversions	(6,947)	(3,708)
Accretion of debt	887	855
Balance at the end of the period	$41,557	$47,617
Ecobank Loan III
On February 22, 2017, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan III") with Ecobank Ghana Limited. This $25 million loan has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, and certain machinery and equipment. The interest rate on the loan is three month LIBOR plus 8%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Repayment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company has twelve months to drawdown the loan.
During the three months ended June 30, 2017, the Company drew down $10.0 million on Ecobank Loan III.
Schedule of payments on outstanding debt as of June 30, 2017:

	Six months ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Maturity
Equipment financing loans
Principal	$100	$188	$—	$—	$—	$—	2017 to 2018
Interest	13	4	—	—	—	—

Finance leases
Principal	623	806	—	—	—	—	2018
Interest	40	24	—	—	—	—

Ecobank Loan III
Principal	—	2,222	2,222	2,222	2,500	834	2022
Interest	455	831	629	429	245	56

7% Convertible Debentures
Principal	—	—	—	—	51,498	—	August 15, 2021
Interest	1,802	3,605	3,605	3,605	3,605	—

Royal Gold loan
Principal [1]	—	—	20,000	—	—	—	2019
Interest [2]	750	1,500	875	—	—	—

Vendor agreement
Principal	—	12,266	12,266	—	—	—
Interest	920	1,418	498	—	—	—

Total principal	$723	$15,482	$34,488	$2,222	$53,998	$834
Total interest	3,980	7,382	5,607	4,034	3,850	56
	$4,703	$22,864	$40,095	$6,256	$57,848	$890
1 Beginning with the three months ending June 30, 2017, the excess cash flow provision of the Royal Gold loan comes into effect. The excess cash flow provision as defined in the Royal Gold loan agreement requires the Company to make mandatory repayments of 25% of excess cash flow for the remainder of 2017 and mandatory repayments of 50% excess cash flow beginning 2018 until maturity. As excess cash flow is dependent upon factors beyond the Company's control such as gold price, no excess cash flow repayments have been considered. The schedule of payments shows the total principal amount outstanding settled at maturity.
2 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,200 per ounce LBMA gold price.

11. SHARE CAPITAL

		Number of Common Shares	Share Capital
Balance at December 31, 2016		335,356,450	$746,542
Bought deal	a	31,363,950	26,203
Conversion of 7% Convertible Debentures	b	9,445,552	9,479
Shares issued under options		23,750	16
Share issue costs		—	(1,979)
Balance at June 30, 2017		376,189,702	$780,261

a.
On February 7, 2017, the Company closed a bought deal offering of 31,363,950 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$1.10 per share, for net proceeds to the Company of $24.5 million.

b.
During the six months ended June 30, 2017, a total of 9,445,552 common shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures. The Company recorded a $9.5 million increase in equity offset by capitalized share issue costs of $0.3 million, resulting in a net equity increase of $9.2 million. The Company recorded a net loss on conversions of $0.2 million.

12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $15.2 million, all of which are expected to be incurred within the next six months.
Due to the nature of the Company’s operations, various legal matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the Condensed Interim Consolidated Financial Statements of the Company.
13. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Share options	$219	$169	$822	$475
Deferred share units	83	88	178	217
Share appreciation rights	(297)	135	19	349
Performance share units	(1,278)	5,004	2,423	8,699
	$(1,273)	$5,396	$3,442	$9,740
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2017 and 2016 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2017	2016
Expected volatility	73.70%	71.96%
Risk-free interest rate	1.86%	1.32%
Expected lives	5.99 years	5.02 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the six months ended June 30, 2017 was $0.84 (six months ended June 30, 2016 - $0.35). As at June 30, 2017, there was $0.9 million of share-based compensation expense (June 30, 2016 - $0.5 million)

relating to the Company's share options to be recorded in future periods. For the six months ended June 30, 2017, the Company recognized an expense of $0.8 million (six months ended June 30, 2016 - $0.5 million).
A summary of option activity under the Company's Fourth Amended and Restated 1997 Stock Option Plan during the six months ended June 30, 2017 are as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2016	16,119	1.29	5.9
Granted	2,352	1.28	9.7
Exercised	(24)	0.55	7.8
Forfeited	(626)	2.20	2.4
Expired	(1,064)	2.03	—
Outstanding as of June 30, 2017	16,757	1.21	6.3

Exercisable as of December 31, 2016	11,738	1.55	4.8
Exercisable as of June 30, 2017	12,882	1.30	5.6
Deferred share units ("DSUs")
For the six months ended June 30, 2017, the DSUs that were granted vested immediately and a compensation expense of $0.2 million was recognized for these grants (six months ended June 30, 2016 - $0.2 million). As of June 30, 2017, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,
	2017	2016
Number of DSUs, beginning of period ('000)	5,734	4,496
Grants	209	906
Exercises	—	(40)
Number of DSUs, end of period ('000)	5,943	5,362
Share appreciation rights ("SARs")
As of June 30, 2017, there was approximately $0.8 million of total unrecognized compensation cost related to unvested SARs (June 30, 2016 - $0.4 million). For the six months ended June 30, 2017, the Company recognized an expense of $0.02 million related to these cash settled awards (six months ended June 30, 2016 - $0.3 million).
A summary of the SARs activity during the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,
	2017	2016
Number of SARs, beginning of period ('000)	2,687	2,934
Grants	1,460	1,470
Exercises	(158)	—
Forfeited	(270)	(170)
Number of SARs, end of period ('000)	3,719	4,234
Performance share units ("PSUs")
For the six months ended June 30, 2017, the Company recognized an expense of $2.4 million related to PSU's (six months ended June 30, 2016 - $8.7 million). As at June 30, 2017, the long term PSU liability is $3.9 million, recognized on the Balance Sheet as Other Long Term Liability and the current portion of $8.6 million is recognized on the Balance Sheet as Other Liability.

A summary of the PSU activity during the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,
	2017	2016
Number of PSUs, beginning of period ('000)	15,480	9,618
Grants	—	6,058
Redeemed	(1,876)	—
Forfeited	—	(196)
Number of PSUs, end of period ('000)	13,604	15,480
2017 Performance and restricted share units ("PRSUs")
On May 4, 2017, the Company adopted a 2017 performance and restricted share unit plan (the “2017 PRSU Plan”). Pursuant to the 2017 PRSU Plan, performance share units (“2017 PSUs”) and restricted share units (“2017 RSUs” and, together with the 2017 PSUs, the “Share Units”) may be issued to any employee or officer of the Corporation or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). On March 21, 2017, the Company issued 1,694,491 Share Units.
Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the 2017 PRSU Plan. The award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle these awards in common shares or common shares plus cash subject to the consent of the Company, they are accounted for as equity awards with corresponding compensation expense recognized. For the six months ended June 30, 2017, the Company recognized an expense of $0.1 million.
14. INCOME/(LOSS) PER COMMON SHARE
The following table provides reconciliation between basic and diluted income/(loss) per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net income/(loss) attributable to Golden Star shareholders	$13,883	$(22,034)	$14,053	$(19,983)
Adjustments:
Interest expense on 7% Convertible Debentures	899	—	1,840	—
Amortization of 7% Convertible Debentures discount	451	—	888	—
Gain on fair value of 7% Convertible Debentures embedded derivative	(4,036)	—	(7,167)	—
Gain on fair value of warrants	(1,005)	—	(555)	—
Diluted income/(loss)	$10,192	$(22,034)	$9,059	$(19,983)

Weighted average number of basic shares (millions)	376.2	273.1	367.7	259.9
Dilutive securities:
Options	2.4	—	2.8	—
Warrants	3.1	—	3.3	—
Deferred stock units	5.9	—	5.9	—
Convertible Debentures	57.2	—	59.3	—
Weighted average number of diluted shares (millions)	444.8	273.1	439.0	259.9

Income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.04	$(0.08)	$0.04	$(0.08)
Diluted	$0.02	$(0.08)	$0.03	$(0.08)

15. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue - Streaming Agreement
Cash payment proceeds	$1,338	$1,107	$2,715	$2,121
Deferred revenue recognized	3,096	2,831	6,385	5,606
	4,434	3,938	9,100	7,727
Revenue - Spot sales	72,901	47,519	136,780	104,797
Total revenue	$77,335	$51,457	$145,880	$112,524
16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Mine operating expenses	$49,268	$41,945	$94,321	$83,392
Severance charges	—	—	954	(71)
Operating costs from/(to) metal inventory	388	(1,670)	1,759	(5,148)
Inventory net realizable value adjustment	1,299	—	1,804	—
Royalties	4,218	2,681	7,741	5,841
	$55,173	$42,956	$106,579	$84,014
17. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Interest income	$(23)	$(5)	$(57)	$(10)
Interest expense, net of capitalized interest (see Note 6)	1,437	2,348	3,667	4,355
Net foreign exchange loss/(gain)	629	45	(530)	(193)
Accretion of rehabilitation provision	311	342	622	684
Conversion make-whole payment	—	—	1,445	—
	$2,354	$2,730	$5,147	$4,836

18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the six months ended June 30, 2017 and 2016 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Salaries, wages, and other benefits	$581	$618	$1,367	$1,189
Bonuses	328	285	656	531
Share-based compensation	(830)	4,039	616	7,030
	$79	$4,942	$2,639	$8,750
19. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2017
Revenue	$38,942	$38,393	$—	$—	$77,335
Mine operating expenses	28,408	20,860	—	—	49,268
Operating costs from/(to) metal inventory	2,948	(2,560)	—	—	388
Inventory net realizable value adjustment	1,299	—	—	—	1,299
Royalties	2,024	2,194	—	—	4,218
Cost of sales excluding depreciation and amortization	34,679	20,494	—	—	55,173
Depreciation and amortization	4,827	4,066	—	—	8,893
Mine operating (loss)/margin	(564)	13,833	—	—	13,269
Net (loss)/income attributable to non-controlling interest	(263)	61	—	—	(202)
Net (loss)/income attributable to Golden Star	$(1,051)	$12,911	$219	$1,804	$13,883

Capital expenditures	$3,611	$14,696	$—	$—	$18,307

2016
Revenue	$25,649	$25,808	$—	$—	$51,457
Mine operating expenses	23,291	18,654	—	—	41,945
Operating costs (to)/from metal inventory	(2,733)	1,063	—	—	(1,670)
Royalties	1,361	1,320	—	—	2,681
Cost of sales excluding depreciation and amortization	21,919	21,037	—	—	42,956
Depreciation and amortization	3,149	987	—	—	4,136
Mine operating margin	581	3,784	—	—	4,365
Net loss attributable to non-controlling interest	(199)	(603)	—	—	(802)
Net income/(loss) attributable to Golden Star	$287	$5,639	$(1,871)	$(26,089)	$(22,034)

Capital expenditures	$13,413	$9,594	$—	$—	$23,007

Six Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2017
Revenue	$76,192	$69,688	$—	$—	$145,880
Mine operating expenses	56,633	37,688	—	—	94,321
Severance charges	954	—	—	—	954
Operating costs from/(to) metal inventory	4,430	(2,671)	—	—	1,759
Inventory net realizable value adjustment	1,804	—	—	—	1,804
Royalties	3,937	3,804	—	—	7,741
Cost of sales excluding depreciation and amortization	67,758	38,821	—	—	106,579
Depreciation and amortization	10,131	7,201	—	—	17,332
Mine operating (loss)/margin	(1,697)	23,666	—	—	21,969
Net loss attributable to non-controlling interest	(517)	(105)	—	—	(622)
Net (loss)/income attributable to Golden Star	$(1,888)	$22,869	$(1,370)	$(5,558)	$14,053

Capital expenditures	$6,644	$28,366	$—	$—	$35,010

2016
Revenue	$61,598	$50,926	$—	$—	$112,524
Mine operating expenses	47,326	36,066	—	—	83,392
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(4,968)	(180)	—	—	(5,148)
Royalties	3,225	2,616	—	—	5,841
Cost of sales excluding depreciation and amortization	45,696	38,318	—	—	84,014
Depreciation and amortization	7,428	2,504	—	—	9,932
Mine operating margin	8,474	10,104	—	—	18,578
Net income/(loss) attributable to non-controlling interest	454	(993)	—	—	(539)
Net income/(loss) attributable to Golden Star	$6,878	$11,683	$(3,950)	$(34,594)	$(19,983)

Capital expenditures	$21,951	$16,970	$—	$—	$38,921

	Wassa	Prestea	Other	Corporate	Total
June 30, 2017
Total assets	$177,286	$140,006	$2,063	$3,276	$322,631

December 31, 2016
Total assets	$175,738	$109,691	$8,786	$4,635	$298,850
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the six months ended June 30, 2017 and 2016, there was no payment of income taxes. The Company paid $4.8 million of interest during the six months ended June 30, 2017 (six months ended June 30, 2016 - $4.2 million).
Changes in working capital for the six months ended June 30, 2017 and 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(Increase)/decrease in accounts receivable	$(2,270)	$(2,351)	$870	$(1,703)
Increase in inventories	(542)	(2,553)	(2,303)	(6,204)
Decrease/(increase) in prepaids and other	185	1,942	(1,183)	876
(Decrease)/increase in accounts payable and accrued liabilities	(489)	74	(8,787)	(2,609)
Decrease in current portion of vendor agreement	—	(10,282)	—	(13,369)
Total changes in working capital	$(3,116)	$(13,170)	$(11,403)	$(23,009)
Other includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Loss on disposal of assets	$—	$—	$513	$—
Net realizable value adjustment on inventory	1,299	—	1,804	—
(Gain)/loss on fair value of warrants (see Note 4)	(1,005)	853	(555)	1,984
Loss/(gain) on fair value of marketable securities	62	(68)	(37)	(84)
Unrealized loss on non-hedge derivative contracts	—	1,475	—	2,729
Gain on repurchase of 5% Convertible Debentures (see Note 4)	—	(454)	—	(454)
Gain on deferral of payables	—	(2,682)	—	(2,682)
Accretion of vendor agreement	183	1,338	366	1,642
Accretion of rehabilitation provisions (see Note 8)	311	342	622	684
Amortization of financing fees	88	111	167	222
Amortization of 7% Convertible Debentures discount	451	—	888	—
Loss on conversion of 7% Convertible Debentures, net	—	—	165	—
	$1,389	$915	$3,933	$4,041
Non-cash changes of liabilities arising from financing activities
During the six months ended June 30, 2017, the non-cash changes relating to the changes in liabilities arising from financing activities were $6.9 million relating to the conversion of the 7% Convertible Debentures, $1.1 million accretion of debt and $0.3 million fair value loss on the 5% Convertible Debentures.